Exhibit (a)(1)(ii)
CRESTLINE LENDING SOLUTIONS, LLC
c/o Crestline Management, L.P.
201 Main Street, Suite 2100
Fort Worth, Texas 76102
Offer to Purchase Up to 857,319
Units of Limited Liability Company Interests
Dated December 19, 2025
The Offer and Withdrawal Rights Will Expire at
11:59 p.m., Eastern Time, on January 21, 2026
Unless the Offer is Extended
To the Shareholders of Crestline Lending Solutions, LLC:
Subject to the terms and conditions set forth in this offer to purchase (“Offer to Purchase”) and the related letter of transmittal (which, together with the Offer to Purchase, constitutes the “Offer”), Crestline Lending Solutions, LLC, a non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”), and is organized as a Delaware limited liability company (the “Company”), is offering to purchase up to $17,203,812.45 worth of its units of limited liability company interests (the “Shares”), which represents approximately 5% of the net asset value of Shares outstanding as of September 30, 2025, pursuant to tenders by shareholders of the Company (“Shareholders”) at a price equal to the Company’s net asset value per Share as of December 31, 2025 or a later date determined by the Company if the Offer is extended (the “Valuation Date”). This Offer is scheduled to expire at 11:59 p.m., Eastern Time, on January 21, 2026 (the “Expiration Date”), but the Company may extend this date; if it does, the Valuation Date may be changed. This Offer is being made to all Shareholders of the Company and is not conditioned on any minimum amount of Shares being tendered, but is subject to certain conditions described below. Shares are not traded on any established trading market.
Shareholders should realize that the value of the Shares tendered in this Offer will likely change between the most recent time the Company’s net asset value was calculated and communicated to them and the Valuation Date (the relevant date for determining the value of the Shares tendered to the Company for purposes of calculating the purchase price of such Shares) and such change could be material. The Company generally determines the net asset value of the Shares as of the last calendar day of each quarter within 20 business days after the last calendar day of each quarter. Shareholders should keep in mind that if they tender Shares in a tender offer with a Valuation Date that is within the 12-month period following the initial issue date of the Shares being tendered, such Shares will be subject to an “early repurchase deduction” (described further below) of 2% of the aggregate net asset value of the Shares repurchased. The early repurchase deduction will reduce the repurchase proceeds, except as described below. For illustrative purposes, a Shareholder that acquires Shares prior to January 1 would not incur an early repurchase deduction for participating in a repurchase offer that has a valuation date of December 31 of the following year (or anytime thereafter).
Shareholders desiring to tender all or any portion of their Shares in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail or e-mail it to the Company’s transfer agent, State Street Bank and Trust Company (the “Transfer Agent”) in the manner provided for in the Letter of Transmittal and set forth in Section 4 “Procedure for Tenders” below.

IMPORTANT
The Company makes no recommendation to any Shareholder as to whether to tender or refrain from tendering Shares. Shareholders must make their own decisions whether to tender Shares and, if so, the portion of their Shares to tender.
Because each Shareholder’s investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Company as to whether Shareholders should tender Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Company.
Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory authority has approved or disapproved of these transactions or determined if the information contained herein is truthful or complete. Any representation to the contrary is a criminal offense.
Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Company at clsf-ir@crestlineinc.com, or to the Transfer Agent:
State Street Bank and Trust Company
Attention: Transfer Agent Crestline BDC
JAB/3 1776 Heritage Drive
North Quincy, MA 02171
E-mail: CrestlineTA_INQ@statestreet.com and clsf-ir@crestlineinc.com

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SUMMARY TERM SHEET
This Summary Term Sheet highlights the material information concerning this Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, you should read carefully this entire Offer to Purchase and the related Letter of Transmittal.
What is the Offer?
•At the discretion of the Board of Directors of the Company (the “Board”), the Company intends to repurchase, in each quarter, up to 5% of the net asset value of its units of limited liability company interests (the “Shares”) outstanding as of the previous calendar quarter. Accordingly, the Company is offering to purchase up to $17,203,812.45 worth of Shares at a price equal to the net asset value (that is, the value of the Company’s total assets minus its total liabilities, divided by the outstanding Shares) determined as of December 31, 2025 or such later date as may be determined by the Company if the Offer is extended (the “Valuation Date”). The Shares subject to the Offer represent approximately 5% of the net asset value of the total outstanding Shares as of September 30, 2025. Shareholders may tender all or a portion of their Shares. See Section 2 “Offer to Purchase and Price” below.

When will the Offer expire, and may the Offer be extended?
•The Offer, which begins on December 19, 2025, will remain open until 11:59 p.m., Eastern Time, on January 21, 2026 (the “Expiration Date”), unless extended. The Company may extend the period of time the Offer will be open by issuing a press release or making some other public announcement by no later than the next business day after the Offer otherwise would have expired. The Company reserves the right to adjust the Valuation Date to correspond to any extension of the Offer.

What is the most recent net asset value per Share?
•As of September 30, 2025, the Company’s most recent net asset value per Share was $20.07. The value of your Shares will likely change between the most recent time the net asset value was calculated and communicated to you and the Valuation Date (the date when the value of your investment will be determined for purposes of calculating the purchase price of your Shares).

How do I tender my Shares?
•If you would like to tender your Shares, you must complete the Letter of Transmittal enclosed with the Offer to Purchase, and return it as instructed in the Letter of Transmittal to the Transfer Agent, Attention: Transfer Agent Crestline BDC, by: (a) mail at JAB/3 1776 Heritage Drive, North Quincy, Massachusetts 02171 or (b) e-mail at CrestlineTA_INQ@statestreet.com and clsf-ir@crestlineinc.com. If you choose to e-mail the Letter of Transmittal, please mail the original promptly after you e-mail it.
•Your properly completed mailed or e-mailed Letter of Transmittal must be received prior to the Expiration Date. If you decide to tender Shares, it is your responsibility to, and the Company strongly recommends that you do, confirm receipt of your Letter of Transmittal with the Transfer Agent by emailing CrestlineTA_INQ@statestreet.com.
•All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein. See Section 4 “Procedures for Tender” below.

If the Company accepts the Shares that a Shareholder tenders, when will payment be made?

•Payment for properly tendered Shares (which are not timely withdrawn) will be made promptly following expiration of the Offer. See Section 6 “Purchases and Payment” below.

Is there any cost to tender?
•Other than the early repurchase deduction described below (if applicable), the Company does not expect to impose any charges on repurchases of Shares. All Shares issued after January 1, 2025 that are tendered and purchased in this Offer will be subject to a 2% “early repurchase deduction.” Due to the initial issuance of Shares and the timing of this Offer, any Shares tendered pursuant to the Offer will be subject to the early repurchase deduction. See Section 6 “Purchases and Payment” below.
May I withdraw my Shares after I have tendered them?
•Yes, you may withdraw your Shares at any time prior to the Expiration Date (including any extension period). See Section 5 “Withdrawal Rights” below.

Does the Company have the financial resources to make payment for the Shares tendered in the Offer?
•Yes. See Section 6 “Purchases and Payment” below.

What is the effect of tendering my Shares if I am a participant in the Company’s distribution reinvestment (the “DRIP”)?
•If you are a participant in the DRIP and elect to tender your Shares in full, and such full tender is accepted by the Company, any Shares issued to you under the DRIP subsequent to the expiration of the tender offer will be considered part of your prior tender, and your participation in the DRIP will be terminated as of the Expiration Date of the applicable tender offer. Any distributions to be paid to you on or after the Expiration Date will be paid in cash on the scheduled distribution payment date. If you are a participant in the DRIP that elects to tender a portion of your Shares, your participation with respect to your Shares that were tendered will be terminated as of the Expiration Date of the applicable tender offer. Any distributions to be paid to you on or after the Expiration Date from the tendered Shares (whether or not the Shares were repurchased) will be paid in cash on the scheduled distribution payment date. See Section 9 “Tender by DRIP Participants” below.
If a tender only a portion of my Shares, do I need to maintain a minimum account balance?
•Yes. If you tender only a portion of your Shares, you must maintain a minimum account balance of at least $500 as of the Valuation Date. The Company reserves the right to purchase all your Shares in the Company if you tender less than all of your Shares and the number of Shares you tender would cause your account in the Company to have a value lower than the required minimum balance. The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered. See Section 3 “Amount of Tender” below.

1.Background and Purpose of the Offer.
The purpose of the Offer is to provide liquidity to Shareholders. Because there is no secondary trading market for the Shares, the Board has determined, after consideration of various matters, that the Offer is in the best interests of Shareholders in order to provide liquidity for Shareholders. Subject to the Board’s discretion, the Company intends to conduct quarterly tender offers in accordance with the requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the 1940 Act. The Board has sole discretion to determine whether the Company engages in any Share repurchases and, if so, the terms of such repurchase.
The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Company of Shareholders who do not tender Shares. Shareholders who retain their Shares may be subject to increased risks that may possibly result from the reduction in the Company’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. A reduction in the aggregate assets of the Company may result in Shareholders who do not tender Shares bearing higher costs to the extent that certain expenses borne by the Company are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional purchases of Shares are made by new and existing Shareholders from time to time, although there can be no assurances that such new or additional purchases will occur.
Shares that are tendered to the Company in connection with the Offer, if accepted for repurchase, will be repurchased, resulting in a change in the income ratio and an increase in the expense ratios of Shares owned by Shareholders remaining in the Company (assuming no further issuances of Shares).
2.Offer to Purchase and Price.
The Company will purchase, upon the terms and subject to the conditions of the Offer, up to $17,203,812.45 worth of the total outstanding Shares that are properly tendered by, and not withdrawn (in accordance with Section 5 “Withdrawal Rights” below) before, the Expiration Date.
The Company reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 8 below. The purchase price of a Share tendered will be its net asset value as of the Valuation Date, payable as set forth in Section 6. The Company reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.
As of the close of business on September 30, 2025, there were approximately 17,146,374 Shares issued and outstanding, with a net asset value per Share of $20.07. The value of the Shares tendered by Shareholders will likely change between the most recent time the Company’s net asset value was calculated and communicated to you and the Valuation Date.
3.Amount of Tender.
Subject to the limitations set forth below, Shareholders may tender all or a portion of their Shares. If you tender only a portion of your Shares, you must maintain a minimum account balance of at least $500 as of the Valuation Date. The Company reserves the right to purchase all your Shares in the Company if you tender less than all of your Shares and the number of Shares you tender would cause your account in the Company to have a value lower than the required minimum balance. The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered.

If less than 857,319 Shares are properly tendered pursuant to the Offer and not withdrawn, the Company will, on the terms and subject to the conditions of the Offer, purchase all of the Shares so tendered unless the Company elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 “Certain Conditions of the Offer” below. If more than 857,319 Shares are duly tendered to the Company before the expiration of the Offer and not withdrawn, pursuant to Section 5 “Withdrawal Rights” below, the Company will accept Shares tendered on or before the Expiration Date for payment on a pro rata basis based on the number of tendered Shares, and there is no repurchase priority for repurchase requests in the case of the death or disability of a Shareholder; provided that the Company reserves the right in its sole discretion to purchase additional outstanding Shares representing up to 2.0% of the Company’s outstanding Shares without amending or extending the Offer as permitted by Rule 13e-4(f)(1) of the Exchange Act. The unaccepted portion of any tender of Shares made by a Shareholder pursuant to this Offer will not be automatically carried forward or given priority in connection with any future tender offer made by the Company, but any Shareholder that wishes to have the Company repurchase Shares that were not accepted for repurchase in connection with this Offer may again tender those Shares in connection with, and subject to the terms and conditions of, any future tender offer made by the Company.
4.Procedure for Tenders.
Shareholders wishing to tender Shares pursuant to the Offer must complete and execute the Letter of Transmittal in accordance with the instructions on the first page of such Shareholder’s Letter of Transmittal. The completed and executed Letter of Transmittal must be received by 11:59 p.m., Eastern Time, on the Expiration Date. Tendering Shareholders must submit their Letter of Transmittal to the Transfer Agent, Attention: Transfer Agent Crestline BDC, by: (a) mail at JAB/3 1776 Heritage Drive, North Quincy, Massachusetts 02171 or (b) e-mail at CrestlineTA_INQ@statestreet.com and clsf-ir@crestlineinc.com. The Company recommends that all documents be submitted by certified mail, return receipt requested, or by e-mail. A Shareholder choosing to e-mail a Letter of Transmittal must also mail the original completed and executed Letter of Transmittal promptly thereafter.
Shareholders wishing to confirm receipt of a Letter of Transmittal may contact the Transfer Agent. The method of delivery of any documents is at the election and complete risk of the Shareholder tendering Shares, including, but not limited to, the failure to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Company, in its sole discretion, and its determination shall be final and binding. The Company reserves the absolute right to reject any or all tenders (i) determined by it not to be in appropriate form or (ii) for which the acceptance of, or payment for, would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Shareholder (including, without limitation, the conditions relating to the dates on which Shares must be tendered or withdrawn), and the Company’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Company shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Company, the Board, Crestline Management, L.P., the Company’s investment adviser (the “Adviser”), or any of their agents is obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5.Withdrawal Rights.
Any Shareholder tendering Shares pursuant to this Offer may withdraw tendered Shares at any time before the Expiration Date. A form to use to give notice of withdrawal is enclosed with the Offer to Purchase. To be effective, any notice of withdrawal must be timely received by the agent specified in the instructions to the Notice of Withdrawal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, and such determination shall be final and binding. Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered prior to the Expiration Date by following the procedures for tenders described above.
6.Purchases and Payment.
Our acceptance of your Shares will form a binding agreement between you and the Company on the terms and subject to the conditions of this Offer. If your Shares are accepted for purchase, you will be sent a letter (the “Acceptance Letter”) notifying you that the Company has received and accepted your tendered Shares. With respect to the Shares tendered, the tendering Shareholder will no longer be a Shareholder of the Company, and will not have the rights of a Shareholder, including, without limitation, voting rights. The Company will effect payment for Shares tendered in cash promptly after the determination of the net asset value per Share as of December 31, 2025. The form of the Acceptance Letter is attached hereto as Exhibit 99(a)(1)(iv).
In all cases, payment for Shares purchased pursuant to the Offer will be issued only after timely receipt of: (a) a Letter of Transmittal properly completed and bearing original signature(s) and any required signature guarantee(s), and (b) any other documents required by the Letter of Transmittal.
Other than the early repurchase deduction described below (if applicable), the Company does not expect to impose any charges on repurchases of Shares. Each Shareholder whose Shares (or portion thereof) have been accepted for repurchase will continue to be a Shareholder of the Company until the Valuation Date (and thereafter if not all of its Shares are repurchased) and may exercise his or her voting rights with respect to the repurchased Shares (or portion thereof) until the Valuation Date.
Except as described below, the amount to which any Shareholder that sells Shares to the Company in a repurchase offer that has a tender valuation date within the 12 month period following the original issue date of the Shares is entitled to be paid for the tendered Shares will be reduced by a rate of 2% of the aggregate net asset value of the Shares repurchased by the Company; this is referred to herein as an “early repurchase deduction.” Due to the initial issuance of Shares and the timing of this Offer, any Shares tendered pursuant to the Offer will be subject to the early repurchase deduction. Payment of the early repurchase deduction will be made by reducing the repurchase proceeds. The early repurchase deduction will be retained by the Company for the benefit of remaining Shareholders. In addition, the Company may waive the early repurchase deduction in respect of repurchase of Shares resulting from the death, qualifying disability or divorce of a Shareholder. Shares repurchased will be treated as having been repurchased on a “first in-first out” basis, unless a Shareholder selects an alternative cost basis method. Under the “first in-first out” method, the portion of Shares repurchased will be deemed to have been taken from the earliest Shares purchased by such Shareholder.
A Shareholder who tenders some but not all of their Shares for repurchase will be required to maintain a minimum account balance of $500 in the Company. Such minimum account balance requirement may be waived by the Company, in its sole discretion. The Company reserves the right to reduce the number of Shares to be repurchased from a Shareholder so that the required account balance is maintained.

As discussed in Section 1, the Company is limiting the aggregate number of Shares to be repurchased to 5% of the total outstanding Shares as of September 30, 2025. The actual number of Shares that will be repurchased and the Company’s total cost of purchasing Shares pursuant to the Offer is not determinable at this time. The Company expects that the purchase price for Shares acquired pursuant to the Offer to Purchase will be derived from cash on hand (including cash received from investments in the Company), borrowings and/or proceeds from the sale of portfolio holdings. Payment for repurchased Shares may require the Company to liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase the Company’s investment-related expenses as a result of higher portfolio turnover rate. The Company intends to take measures, subject to policies as may be established by the Board, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of Shares.
7.Certain Conditions of the Offer.
The Company may extend the period of time the Offer will be open by issuing a press release or making some other public announcement by no later than the next business day after the Offer otherwise would have expired. If the Company elects to extend the tender period, the Valuation Date may occur after December 31, 2025. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Company also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer and in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Shares tendered. If the Company determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.
Please note that just as you have the opportunity to withdraw Shares that you have tendered under certain circumstances, the Company has the right to cancel, amend or postpone the Offer at any time before accepting tendered Shares. The Company may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Company would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Company’s investment objective and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the Board’s judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse effect on the Company, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or the state of Texas that is material to the Company, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Company has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Company, (vi) material decrease in the estimated net asset value of the Company from the estimated net asset value of the Company as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Company or its Shareholders if Shares tendered pursuant to the Offer were purchased; or (c) the independent directors of the Board determine that it is not in the best interest of the Company to purchase Shares pursuant to the Offer. However, there can be no assurance that the Company will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.
8.Certain Information about the Company.
The Company is a non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act and is organized as a Delaware limited liability company. The principal executive office of the Company is located at 201 Main Street, Suite 2100, Fort Worth,

Texas 76102 and the Company’s telephone number is (817) 339-7600. The Shares are not traded on any established trading market.
The Company does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Shares (other than the Company’s intention to accept purchases for Shares from time to time, the DRIP or otherwise in the discretion of the Company) or the disposition of Shares (except for periodic discretionary solicitations of tender offers); (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company; (c) any material change in the present distribution policy or indebtedness or capitalization of the Company; (d) any change in the identity of the investment adviser or directors of the Board, or in the management of the Company including, but not limited to, any plans or proposals to change the number or the term of the directors or to change any material term of the investment advisory arrangement with the Adviser; (e) a sale or transfer of a material amount of assets of the Company (other than as the directors determine may be necessary or appropriate to fund any portion of the purchase price for Shares acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Company); (f) any other material change in the Company’s structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the Amended and Restated Limited Liability Company Agreement or other actions that may impede the acquisition of control of the Company by any person.
Based on the number of Shares outstanding as of September 30, 2025, the following persons (the named individuals being the directors and officers) own the number of Shares indicated in the below table:

Shares Beneficially Owned
Name and Address	Number	Percentage(1)
Interested Directors(2)
Chris Semple(3)	—	—%
Independent Directors(2)
Bowen Diehl(3)	—	—%
Shawn Hessing	—	—%
Eric Smith(3)	—	—%
Executive Officers who are not Directors(2)
Jonathan Cochran(3)	—	—%
Camille Sassman	—	—%
Jesus Payan	—	—%
Michelle Marcano-Johnson	—	—%
Cheri Crum	—
Tom Bavin(3)	—
5% Holders
Mellifera L.P.(4)	2,423,315.58	14.13%
Partners Capital Phoenix Fund II Ltd - Diversified Income Fund(5)	4,800,000.00	28.00%
Syracuse University(6)	1,938,652.35	11.31%
All Directors and Executive Officers as a group (10 persons)(2)	—	—%
__________________
(1)Percentage of beneficial interest is based on 17,146,374 Shares outstanding as of September 30, 2025.
(2)The address for all of the Company’s executive officers and directors is c/o Crestline Lending Solutions, LLC, 201 Main Street, Suite 2100, Fort Worth, Texas 76102.

(3)These directors and officers have subscribed for a commitment to invest in the Company. The Company has not yet called capital for those commitments, and as a result, as of the date hereof, such Directors and officers do not own any Shares of the Company.
(4)The address of Mellifera L.P. is c/o Maples Corporate Services Limited is P.O. Box 309, Ugland House, Grand Cayman, Cayman Islands KY1-1104.
(5)The address of Partners Capital Phoenix Fund II Ltd. - Diversified Income Fund is c/o Ogier Global (Cayman) Limited is 89 Nexus Way, Camana Bay, Grand Cayman, Cayman Islands KY1-9009.
(6)The address of Syracuse University is 621 Skytop Road, Suite 120, Syracuse, NY 13244.
None of the directors or executive officers listed above intends to tender any of his or her Shares in the Offer.
During the sixty (60) days prior to December 19, 2025, the Company did not issue any Shares. Based upon the Company’s records and upon information provided to the Company, there have not been any other transactions in Shares that as of December 19, 2025 were effected during such period by any of the Directors or executive officers of the Company, the Adviser, any person controlling the Company, any director or executive officer of any entity or other person ultimately in control of the Company, any associate or minority-owned subsidiary of the Company or any executive officer or director of any subsidiary of the Company.
9.Tender by DRIP Participants.
If you are a participant in the Company’s DRIP and elect to tender your Shares in full, any Shares issued to you under the DRIP subsequent to the expiration of the tender offer will be considered part of your prior tender, and your participation in the DRIP will be terminated as of the Expiration Date of the applicable tender offer. Any distributions to be paid to you on or after the Expiration Date will be paid in cash on the scheduled distribution payment date.
If you are a participant in the DRIP that elects to tender a portion of your Shares, your participation with respect to your Shares that were tendered will be terminated as of the Expiration Date of the applicable tender offer. For the avoidance of doubt, your participation in the DRIP with respect to the Shares that were tendered will be terminated as of the Expiration Date of the applicable tender offer regardless of whether all the Shares tendered are ultimately repurchased. Any distributions to be paid to you on or after the Expiration Date from the tendered Shares (whether or not the Shares were repurchased) will be paid in cash on the scheduled distribution payment date.
10.Certain Federal Income Tax Consequences.
The following discussion is a general summary of the U.S. federal income tax consequences of the purchase of Shares by the Company from Shareholders pursuant to the Offer. This summary is based on U.S. federal income tax law as of the date hereof, including the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations, Internal Revenue Service (“IRS”) rulings, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly with retroactive effect. There can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below, and the Company has not obtained, nor does the Company intend to obtain, a ruling from the IRS or an opinion of counsel with respect to any of the consequences described below. For more detailed information regarding tax considerations applicable to a purchase of Shares by the Company pursuant to the Offer, and ownership of Shares of the Company in general, see the Prospectus. Shareholders should also consult their own tax advisor regarding their particular situation and the potential tax consequences of a purchase of their Shares by the Company pursuant to the Offer, including but not limited to potential state, local and non-U.S. taxation, as well as any applicable transfer taxes.
Except where noted, this discussion deals only with Shares held as capital assets and does not deal with all tax consequences that may be relevant to Shareholders in light of their particular circumstances or to Shareholders subject to special tax rules (including, without limitation, partnerships or other pass-through entities (and investors therein), dealers or traders in securities, financial institutions, tax-exempt organizations, insurance companies, certain former citizens or long-term residents of the United States, persons liable for the alternative minimum tax, persons holding Shares as a part of a hedging, conversion or constructive sale transaction or a straddle, nonresident alien individuals present in the United States for 183 days or more during the taxable year in which their Shares are repurchased pursuant to the Offer or persons whose functional currency is not the U.S. dollar).
As used herein, the term “U.S. Shareholder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes: (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity that is treated as a corporation, created or organized in or under the laws of the United States or any State thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of the source of such income, or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. The term “Non-U.S. Shareholder” means a beneficial owner of Shares that is neither a U.S. Shareholder nor a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes).
If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Any partner of a partnership holding Shares should consult its tax advisor with respect to the purchase, ownership and disposition of such Shares.
U.S. Shareholders. The sale of Shares pursuant to the Offer generally will be a taxable transaction for U.S. federal income tax purposes, either as a “sale or exchange,” or under certain circumstances, as a “dividend.” Under section 302(b) of the Code, a U.S. Shareholder (other than a tax-exempt Shareholder) whose Shares are repurchased pursuant to the Offer generally will be treated as having sold the Shares and will recognize gain or loss for U.S. federal income tax purposes, so long as either (a) such U.S. Shareholder tenders, and the Company repurchases, all of such U.S. Shareholder’s Shares (i.e., reduces such U.S. Shareholder’s percentage ownership of the Company to 0%), (b) such U.S. Shareholder meets numerical safe harbors with respect to percentage voting interest and reduction in ownership of the Company following the completion of the Offer, or (c) the tender otherwise results in a payment to such U.S. Shareholder that is not essentially equivalent to a dividend, which determination depends on a U.S. Shareholder’s particular facts and circumstances, including the initial size of and extent to which a U.S. Shareholder’s ownership percentage interest in the Company is reduced. For these purposes, a shareholder’s ownership of the Company is determined after applying the ownership attribution rules under section 318 of the Code. The gain or loss recognized by a U.S. Shareholder in such case generally will equal the difference between the price paid by the Company for the Shares pursuant to the Offer and the U.S. Shareholder’s adjusted tax basis in the Shares sold. A tendering U.S. Shareholder’s gain or loss generally will be a capital gain or loss. A capital gain or loss generally will be treated as a long-term capital gain or loss if the Shares have been held for more than one year and as a short-term capital gain or loss if the Shares have been held for one year or less. Long-term capital gains currently are subject to a reduced rate of U.S. federal income tax. In addition, the Code generally imposes a 3.8% Medicare contribution tax on the net investment income of certain individuals, estates and trusts to the extent their income exceeds certain threshold amounts. For these purposes, “net investment income” generally includes, among other things, (i) distributions paid by the Company of net investment income and capital gains, and (ii) any net gain from the sale, exchange or other taxable disposition of the Shares.
In the event that a tendering U.S. Shareholder’s ownership (or deemed ownership under section 318 of the Code) of Shares of the Company is not reduced to the extent required under the tests described above, such U.S. Shareholder would generally be deemed to receive a distribution from the Company under section 301 of the Code with respect to the Shares held by the U.S. Shareholder after the tender. Such distribution, which would equal the price paid by the Company to such U.S. Shareholder for the Shares sold, would be taxable as a dividend to the extent of the Company’s current and accumulated earnings and profits allocable to such distribution, with the excess treated as a return of capital reducing the U.S. Shareholder’s adjusted tax basis in the Shares, and thereafter as capital gain. If any amounts received by a U.S. Shareholder are treated as a dividend, the adjusted tax basis (after any adjustment for a return of capital) in the Shares sold pursuant to the Offer generally will be transferred to any remaining Shares held by the U.S. Shareholder. It is not expected that any amount treated as a dividend will be eligible for the dividends received deduction allowed to corporations or for the reduced U.S. federal income tax rates that are currently imposed on certain “qualified dividend income” received by non-corporate U.S. Shareholders.
In addition, if a tender of Shares is treated as a “dividend” to a tendering shareholder, the IRS may take the position that a constructive distribution under section 305(c) of the Code may result to a shareholder whose proportionate interest in the earnings and assets of the Company has been increased by such tender. Shareholders are urged to consult their own tax advisors regarding the possibility of deemed distributions resulting from the sale of Shares pursuant to the Offer.
Under the “wash sale” rules under the Code, provided the tender of Shares pursuant to the Offer is treated as a sale or exchange (and not a distribution as described above), loss recognized on Shares sold pursuant to the Offer will ordinarily be disallowed to the extent the U.S. Shareholder acquires other Shares of the Company (whether through automatic reinvestment of dividends or otherwise) or substantially identical stock or securities within 30 days before or after the date the tendered Shares are purchased pursuant to the Offer. In that event, the tax basis and holding period of the Shares (or substantially identical stock or securities) acquired will be adjusted to reflect the disallowed loss. Any loss realized by a U.S. Shareholder on the sale of Shares held by the U.S. Shareholder for six months or less will be treated for U.S. federal income tax purposes as a long-term capital loss to the extent of any distributions or deemed distributions of long-term capital gains received by the U.S. Shareholder with respect to such Shares. A U.S. Shareholder’s ability to utilize capital losses may be limited under the Code.
The Company may be required to impose backup withholding at a rate of 24% on the gross proceeds paid to a U.S. Shareholder or other payee pursuant to the Offer unless either: (a) the U.S. Shareholder has completed and submitted to the Company an IRS Form W-9 (or Substitute Form W-9), providing the U.S. Shareholder’s U.S. taxpayer identification number, which for an individual U.S. Shareholder, generally, is his or her social security number, and certifying under penalties of perjury that: (1) such number is correct; (2) either (i) the U.S. Shareholder is exempt from backup withholding, (ii) the U.S. Shareholder has not been notified by the IRS that the U.S. Shareholder is subject to backup withholding as a result of an under-reporting of interest or dividends, or (iii) the IRS has notified the U.S. Shareholder that the U.S. Shareholder is no longer subject to backup withholding; or (b) an exception applies under applicable law.
Non-U.S. Shareholders. Generally, if a Non-U.S. Shareholder’s sale of Shares pursuant to the Offer is respected as a sale or exchange for U.S. federal income tax purposes pursuant to section 302(b) of the Code (as discussed above), any gain realized by the Non-U.S. Shareholder will not be subject to U.S. federal income tax or to any U.S. tax withholding, provided that such gain is not effectively connected with a trade or business carried on in the United States by the Non-U.S. Shareholder (and if an income tax treaty applies, such gain is not attributable to a permanent establishment maintained by the Non-U.S. Shareholder in the United States). If, however, all or a portion of the proceeds received by a tendering Non-U.S. Shareholder is treated for U.S. federal income tax purposes as a distribution by the Company that is a dividend, or if a Non-U.S. Shareholder is otherwise treated as receiving a deemed distribution that is a dividend by reason of the Non-U.S. Shareholder’s increase in its percentage ownership of the Company resulting from other Shareholders’ sale of Shares pursuant to the Offer, and, as discussed in greater detail in the Prospectus, absent a statutory exemption, the dividend received or deemed received by the Non-U.S.

Shareholder will be subject to a U.S. withholding tax of 30% (or a reduced rate pursuant to an applicable income tax treaty). Such withholding will not apply, however, if the dividend income is effectively connected with a trade or business carried on in the United States by the Non-U.S. Shareholder (and if an income tax treaty applies, to the extent that the dividend income is attributable to a permanent establishment maintained by the Non-U.S. Shareholder in the United States) and the Non-U.S. Shareholder complies with applicable certification requirements (generally, by furnishing an IRS Form W-8ECI). If any gain or dividend income realized in connection with the tender of Shares by a Non-U.S. Shareholder is effectively connected with a trade or business carried on in the United States (and if an income tax treaty applies, such gain or dividend income, as applicable, is attributable to a permanent establishment maintained by the Non-U.S. Shareholder in the United States), such gain or dividend income generally will be subject to tax imposed at the regular rates applicable to U.S. Shareholders. In addition, if the Non-U.S. Shareholder is a non-U.S. corporation, it may be subject to a branch profits tax of 30% (or a reduced rate pursuant to an applicable income tax treaty) on its income that is effectively connected with a trade or business carried on in the United States by such Non-U.S. Shareholder (and if an income tax treaty applies, to the extent that the income is attributable to a permanent establishment maintained by the Non-U.S. Shareholder in the United States). In order to qualify for an exemption from withholding for effectively connected income or for lower withholding tax rates under income tax treaties, or to establish an exemption from backup withholding, a Non-U.S. Shareholder must comply with special certification and filing requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8ECI, W-8BEN or W-8BEN-E, as applicable, or any substitute form). Because an applicable withholding agent may not be able to determine if a particular Non-U.S. Shareholder qualifies for sale or exchange treatment pursuant to section 302(b) of the Code, such agent may withhold U.S. federal income tax equal to 30% of the gross payments payable to a Non-U.S. Shareholder unless the agent determines that an exemption or a reduced rate of withholding is available as discussed above.
However, a Non-U.S. Shareholder may be eligible to obtain a refund of all or a portion of any tax withheld if such Non-U.S. Shareholder establishes that it qualifies for sale or exchange treatment pursuant to section 302(b) of the Code or is otherwise able to establish that no tax or a reduced amount of tax is due. See the section of the Company’s Prospectus entitled “Certain U.S. Federal Income Tax Considerations-Taxation of Non-U.S. Shareholders” for further information concerning the taxation of Non-U.S. Shareholders. Non-U.S. Shareholders are urged to consult their tax advisors regarding the application of U.S. federal income tax rules, including withholding, to their tender of Shares.
Non-U.S. Shareholders should provide the Company with a properly completed IRS Form W-8BEN, Form W-8BEN-E, Form W-8IMY, Form W-8ECI or other applicable form in order to avoid backup withholding imposed at a rate of 24% on the cash they receive from the Company regardless of how they are taxed with respect to their tender of the Shares involved.
FATCA. Legislation commonly referred to as the “Foreign Account Tax Compliance Act,” or “FATCA,” generally imposes a 30% withholding tax on payments of certain types of income to foreign financial institutions (“FFIs”) unless such FFIs either (i) enter into an agreement with the U.S. Treasury to report certain required information with respect to accounts held by certain specified U.S. persons (or held by foreign entities that have certain specified U.S. persons as substantial owners) or (ii) reside in a jurisdiction that has entered into an intergovernmental agreement (“IGA”) with the United States to collect and share such information and are in compliance with the terms of such IGA and any enabling legislation or regulation. The types of income subject to the tax include U.S. source interest and dividends. While the Code would also require withholding on payments of the gross proceeds from the sale of any property that could produce U.S.-source interest or dividends, the U.S. Treasury Department has indicated its intent to eliminate this requirement in proposed regulations, which state that taxpayers may rely on the proposed regulations until final regulations are issued. The information required to be reported includes the identity and taxpayer identification number of each account holder that is a specified U.S. person and certain financial information associated with the holder's account. In addition, subject to certain exceptions, FATCA also imposes a 30% withholding on certain payments to certain foreign entities that are not FFIs unless such foreign entities certify that they do not have a greater than 10% owner that is a specified U.S. person or provide the withholding agent with identifying information on each greater than 10% owner that is a specified U.S. person. Depending on the status of the Non-U.S. Shareholder and the status of the intermediaries through which such Non-U.S. Shareholder holds its Shares, if a Non-U.S. Shareholder is deemed to receive a dividend, such Non-U.S. Shareholder may be subject to this 30% withholding tax with respect to distributions on their Shares. Under certain circumstances, a Non-U.S. Shareholder might be eligible for refunds or credits of such taxes.
Other Tax Consequences. The Company’s purchase of Shares in the Offer may directly result in, or contribute to a subsequent, limitation on the Company’s ability to use capital loss carryforwards to offset future gains.
Payments for repurchased Shares may require the Company to liquidate all or a portion of its portfolio holdings. Such action could give rise to increased taxable distributions to Shareholders, including distributions of ordinary income or short-term capital gains taxable to individuals as ordinary income.
Under Treasury regulations directed at tax shelter activity, if a Shareholder recognizes a loss of $2 million or more for an individual Shareholder or $10 million or more for a corporate Shareholder in any single taxable year (or a greater loss over a combination of years), such Shareholder must file with the IRS a disclosure statement on Form 8886. Direct holders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a regulated investment company (“RIC”), such as the Company, are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper.
Shareholders should consult their own tax advisors concerning any possible disclosure obligation with respect to their disposition of Shares pursuant to the Offer.
11.Miscellaneous.
The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Company is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Company reserves the right to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made.
The Company believes such exclusion is permissible under applicable laws and regulations, provided the Company makes a good faith effort to comply with any state law deemed applicable to the Offer.
The Company has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained by contacting the Transfer Agent at CrestlineTA_INQ@statestreet.com and clsf-ir@crestlineinc.com, or from the SEC’s website (www.sec.gov).
Financial Statements
The audited annual financial statements of Crestline Lending Solutions Ramp, LLC as of December 31, 2024 and the unaudited financial statements of the Company for the nine months ended September 30, 2025, filed with the SEC on EDGAR on August 29, 2025 and November 28, 2025, respectively, are incorporated herein by reference. The Company will prepare and make available to Shareholders the audited annual financial statements of the Company within 90 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.